10 December 1999

Ref: 61/99

BHP DIVESTMENT OF PNG OIL & GAS ASSETS

The Broken Hill Proprietary Company Limited (BHP) today announced the sale of its oil and gas interests in Papua New Guinea to Orogen Minerals Ltd for US$130 million (A$200million), with a further US$10 to15 million to be received in the event of future development of the gas resources. The Company expects to record an abnormal profit of approximately A$70 million as a result of this transaction.

The sale marks a total withdrawal by BHP from its oil and gas assets in Papua New Guinea and includes BHP's interests in the Kutubu (PDL-2), Gobe (PDL-4) and Moran (PDL -2) oil producing fields and other holdings in pipeline licences PL-2 and PL-3, retention leases APRL - 2 and APRL -3 (under applications) and exploration licence PPL-161.

The transaction forms part of the BHP's portfolio management activities designed to generate value through the active management of the Company's assets. It also marks a further stage in BHP Petroleum's efforts to concentrate its activities around focussed niche strategies.

President BHP Petroleum Philip Aiken said: "The Papua New Guinea oil and gas properties represent high quality assets. However, in the context of our broader strategic priorities, and given the Company's relatively low equity position, it was appropriate to extract greater value from these assets through divestment."

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For more information:

Media Relations: Mandy Frostick, Manager Media Relations

BHP Group - Melbourne

Tel: +61 3 9609 4157

Dr Malcolm Garratt, Manager External Affairs

BHP Petroleum - Melbourne

Tel: +61 3 9652 6872

Investor Relations: Dr Robert Porter, Vice President Investor Relations

BHP Group - Melbourne Tel: +61 3 9609 3540

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au

LICENCE INTERESTS

PDL-2 Kutubu, Moran (Unit)		PDL-4 Gobe/SE Gobe (Unit)
BHP Chevron (Operator) Mitsubishi Mobil Oil Search Orogen PRK	9.687500 19.375000 6.781250 14.518075 27.138175 15.750000 6.750000	BHP Chevron (Operator) Mitsubishi Mobil Oil Search Orogen PRG	9.687500 19.375000 6.781250 14.518075 27.138175 20.500000 2.000000
PDL-161 Exploration		APRL-2 Retention Lease
BHP Chevron (Operator) Mitsubishi Mobil Oil Search	12.5000 25.0000 8.7500 18.7330 35.0170	BHP Chevron (Operator) Esso Mitsubishi Mobil Oil Search	4.0000 21.5000 28.0100 12.5000 27.9798 6.0102
APRL-3 Retention Lease		PL-2 Kutubu Pipeline
BHP Chevron (Operator) Esso Mitsubishi Mobil Oil Search	7.5000 25.0000 21.0100 12.5000 27.9798 6.0102	BHP Chevron (Operator) Mitsubishi Mobil Oil Search Orogen PRK	9.6875 19.3750 6.7812 14.5181 27.1382 15.7500 6.7500
PL-3 Gobe Pipeline
BHP Chevron (Operator) Cue Mitsubishi Mobil Mountains West Oil Search Orogen PRG Santos SHP	7.507813 15.015624 1.220625 5.255468 11.251509 0.435938 24.519585 20.500000 2.000000 3.487500 8.805938

FACILITY DETAILS

Central processing facilities for stabilisation of oil. The facilities are connected via the 270 km Kutubu export pipeline to the Kumul Marine terminal for the export of the oil.

DISCOVERY
Kutubu	1986
SE Gobe	1991
Gobe Main	1993
Moran	1996

FIRST PRODUCTION
Kutubu	1991
Gobe Main / SE Gobe	1998
Moran	1998

PROVEN REMAINING BOOKED RESERVES (BHPshare)
Kutubu	4.43 mmbbls
Gobe Main / Gobe 2 / SE Gobe	2.56 mmbbls
Moran	1.7 mmbbls
Total	8.69 mmbbls

CURRENT OIL PRODUCTION FROM PNG
Total	83,000 bblpd
BHP Share	7,200 bblpd